

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3551

February 6, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. William C. Bousema
Interim Chief Financial Officer
United Fuel & Energy Corporation
405 N. Marienfeld, Ste 300
Midland, Texas 79701

> **Re:** **United Fuel & Energy Corporation**
> **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Filed September 21, 2007**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-32473**

Dear Mr. Bousema:

　　We issued comments to you on the above captioned filings on October 21, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 23, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

　　If you do not respond to the outstanding comments or contact us by February 23, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Mr. William C. Bousema
United Fuel & Energy Corp.
February 6, 2009
Page 2

       Please contact Scott Stringer at 202-551-3254 or me at (202) 551-3377 if you have any questions.

                                          Sincerely,
                                          /s/Andrew Mew
                                        Andrew Mew
                                        Accounting Branch Chief